As filed with the Securities and Exchange Commission on November 19, 2009

Registration No. 333-162150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

QKL STORES INC.

(Exact Name of Registrant As Specified in Its Charter)

Delaware	445110	75-2180652
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

44 Jingqi Street
Dongfeng Xincun
Sartu District
163311 Daqing, P.R. China
(011) 86-459-4607987

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Paracorp Incorporated
40 E. Division Street, Suite A
Dover, DE, 19901
302-730-1320

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to: Mitch Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Tel. No. 212-407-4159 Fax No. 212-407-4990	Copies to: Steven Pidgeon, Esq. Paul Hurdlow, Esq. DLA Piper 2415 East Camelback Road, Ste 700 Phoenix, AZ 85016 Tel. No. 480-606-5124 Fax No. 480-606-5101

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement has been declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer (Do not check if a smaller reporting company) ☐	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, par value $.001 per share	900,000	$5.75	$5,175,000	$288.77
Total	900,000	$5.75	$5,175,000	$288.77

(1)	Pursuant to Rule 416 of the Securities Act of 1933, as amended, shares offered hereby also include such presently indeterminate number of shares of the Registrant’s shares as a result of stock splits, stock dividends or similar transactions.
(2)	Paid herewith.

This Registration Statement shall become effective upon filing with the SEC in accordance with Rule 462(b) under the Securities Act of 1933.

EXPLANATORY NOTE

This Registration Statement is being filed pursuant to Rule 462(b) as promulgated under the Securities Act of 1933, as amended. QKL Stores Inc. (the “Registrant”) hereby incorporates by reference into this registration statement, the contents of the Registration Statement on Form S-1 (Registration No. 333-162150), including the exhibits thereto, which was declared effective by the Securities and Exchange Commission on November 19, 2009 (the “Prior Registration Statement”). This registration statement is being filed solely to increase the number of shares being offered in the public offering. The required opinion of counsel and related consent and accountant’s consent are attached hereto and filed herewith. Pursuant to Rule 462(b), the contents of the Prior Registration Statement, including the exhibits thereto, are incorporated by reference into this Registration Statement.

PART II:

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

All exhibits filed or incorporated by reference in the registrant’s Registration Statement on Form S-1, as amended (File No. 333-162150), are incorporated by reference into, and shall be deemed to be part of, this Registration Statement, except for the following, which are filed herewith:

Exhibit No.	Description
5.1	Legal Opinion of Loeb & Loeb LLP re: legality of the common stock being registered*
23.1	Consent of Albert Wong & Co., Certified Public Accountants, for use of their audit report relating to the financial statements of QKL Stores Inc.*
23.2	Consent of Albert Wong & Co., Certified Public Accountants, for use of their audit report relating to the financial statements of Hulunbeier Huahui Department Store Co., Ltd.*

*	Filed herewith.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Daqing, PRC, on November 19, 2009.

QKL STORES INC.
/s/ Zhuangyi Wang By: Zhuangyi Wang Chief Executive Officer and Director (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Title	Date
/s/ Zhuangyi Wang Zhuangyi Wang Chief Executive Officer and Director (principal executive officer)	November 19, 2009
/s/ Crystal L. Chen Crystal L. Chen Chief Financial Officer (principal financial and accounting officer)	November 19, 2009
* Limin Zheng Director	November 19, 2009
* Gary Crook Director	November 19, 2009
* Zhiguo Jin Director	November 19, 2009
* Chaoying Li Director	November 19, 2009
* /s/ Zhuangyi Wang Zhuangyi Wang, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
5.1	Legal Opinion of Loeb & Loeb LLP re: legality of the common stock being registered*
23.1	Consent of Albert Wong & Co., Certified Public Accountants, for use of their audit report relating to the financial statements of QKL Stores Inc.*
23.2	Consent of Albert Wong & Co., Certified Public Accountants, for use of their audit report relating to the financial statements of Hulunbeier Huahui Department Store Co., Ltd.*

*	Filed herewith.